No. 812-[●]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING

CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) AND RULE 17d-1

CNL ENERGY TOTAL RETURN FUND AND CNL ENERGY FUND ADVISORS, LLC

450 S. Orange Avenue

Orlando, Florida 32801

(866) 745-3797

RIVERSTONE INVESTMENT GROUP LLC, RIVERSTONE HOLDINGS LLC,

RIVERSTONE INTERNATIONAL, LIMITED, REL COINVESTMENT, L.P.,

RIVERSTONE ENERGY CO-INVESTMENT VI, L.P., RIVERSTONE CREDIT

PARTNERS - DIRECT, L.P., RIVERSTONE CREDIT PARTNERS CO-INVESTMENT,

L.P. AND RIVERSTONE CREDIT PARTNERS, L.P.

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0092

All Communications, Notices and Orders to:

Kirk Montgomery, Esq. General Counsel CNL Energy Fund Advisors, LLC 450 S. Orange Avenue Orlando, FL 32801 Telephone: (866) 745-3797	Steve Coats, Esq. General Counsel Riverstone Investment Group LLC 712 Fifth Avenue, 36th Floor New York, NY 10019 Telephone: (212) 993-0092

Copies to:

Kenneth E. Young, Esq. William J. Bielefeld, Esq. Dechert LLP Cira Centre, 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988 (202) 261-3386	Rajib Chanda, Esq. Simpson Thacher & Bartlett LLP 1155 F St. NW Washington, DC 20004 (202) 636-5543

June 10, 2015

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	CNL Energy Total Return Fund (the “Company”), a closed-end management investment company registered under the 1940 Act;

•	CNL Energy Fund Advisors, LLC (“CEFA”), the Company’s investment adviser;

•	Riverstone Investment Group LLC (“RIG”), the Company’s sub-adviser, a wholly owned subsidiary of Riverstone Holdings LLC (“Riverstone”);

•	Riverstone and any investment advisory subsidiary of Riverstone set forth on Schedule A hereto (together with Riverstone and RIG, the “Riverstone Affiliated Advisers”);

•	Investment funds and other vehicles affiliated with Riverstone set forth on Schedule A hereto, each of which is an entity whose investment adviser is a Riverstone Affiliated Adviser and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Investors” and, together with the Company, CEFA and the Riverstone Affiliated Advisers, the “Applicants”).

CEFA serves as the investment adviser and RIG serves as the sub-adviser to the Company. CEFA or a CEFA Affiliated Adviser2 will serve as the investment adviser and RIG or a RIG Affiliated Adviser3 will serve as the sub-adviser to any Future Regulated Entity.4 CEFA and RIG are not affiliated persons (as defined in the 1940 Act). The relief requested in this application for an Order (the “Application”) would allow the Company or any Future Regulated

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	“CEFA Affiliated Adviser” means any investment adviser that exists or may exist in the future and that is controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with, CEFA.
[3]	“RIG Affiliated Adviser” means (a) any Riverstone Affiliated Adviser and (b) any investment adviser that may exist in the future that is controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with, RIG.
[4]	“Future Regulated Entity” means any closed-end management investment company or any closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act, formed in the future, that is (a) advised by CEFA or a CEFA Affiliated Adviser and (b) sub-advised by RIG or a RIG Affiliated Adviser. Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

Entity (each, a “Regulated Entity” and collectively, the “Regulated Entities”), one or more other Regulated Entities and/or one or more Affiliated Investors5 to (1) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”) and (2) make additional investments in such investment opportunities, including through the exercise of warrants, conversion privileges, and other rights to invest (“Follow-On Investments”).

For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which a Regulated Entity (or a Blocker Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or a Blocker Subsidiary, as defined below) seeks to participate together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order. The term “Adviser” means (a) CEFA; (b) RIG and (c) any Affiliated Adviser.6

Any of the Regulated Entities may, from time to time, form a special purpose subsidiary (a “Blocker Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Entity; (b) that is wholly-owned by the Regulated Entity (with the Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Regulated Entity’s Board7 has the sole authority to make all determinations with respect to the Blocker Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Blocker Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and rule 17d-1. Applicants request that a Blocker Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Blocker Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Blocker Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Blocker Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the conditions with regard to a Blocker Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and

[5]	“Affiliated Investor” means (a) any Existing Affiliated Investor; (b) any Riverstone Proprietary Account; or (c) any Future Affiliated Fund. “Riverstone Proprietary Account” means a future company that is an indirect, wholly- or majority-owned subsidiary of Riverstone or RIG and, from time to time, may hold various financial assets in a principal capacity. “Future Affiliated Fund” means an entity that is formed in the future (a) whose investment adviser is a RIG Affiliated Adviser and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.
[6]	“Affiliated Adviser” means (a) any CEFA Affiliated Adviser and (b) any RIG Affiliated Adviser.
[7]	The term “Board” refers to the board of directors or trustees of any Regulated Entity.

take into consideration, any proposed use of a Blocker Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Blocker Subsidiaries, the Regulated Entity’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Blocker Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.8

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized as a statutory trust under the laws of the State of Delaware on February 25, 2015, for the purposes of operating as a non-diversified, closed-end management investment company registered under the 1940 Act. The Company’s investment objective is to provide shareholders with current income and long-term capital appreciation. The Company seeks to achieve its investment objective by investing in a portfolio of securities and loans of energy companies. The Company expects to make primary and secondary investments in the securities and loans of principally small- to mid-sized energy companies. The Company’s portfolio is comprised primarily of debt securities, loans, preferred equity securities, common equity securities and convertible securities of both privately-held and public energy companies. The Company’s investments will be sourced on a global basis. In addition, the Company intends to elect to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business will be 450 S. Orange Avenue, Orlando, Florida 32801.

The Company intends to have a five member board of trustees (the “Company Board”), of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

As used herein, the term “Independent Directors” refers to the independent directors or trustees of any other Regulated Entity. With respect to any Regulated Entity, no Independent Director will have a financial interest in any Co-Investment Transaction.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

B.	CEFA

CEFA, a wholly owned subsidiary of CNL Financial Group, LLC (“CNL”), serves as the Company’s investment adviser. CEFA is a Delaware limited liability company that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

CNL is a leading private investment management firm providing global real estate and alternative investment opportunities. Since inception in 1973, CNL or its affiliates have formed or acquired companies with more than $31 billion in assets. Over its history, CNL has developed a contrarian investment philosophy and has invested through various market cycles in a broad range of industries, asset classes and geographies. Its sponsorship and management of a wide range of investment programs have fostered extensive experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure, recreation, financial services and insurance industries.

CEFA draws upon CNL’s long-standing history of investment and capital markets experience and is led by a team of senior investment professionals who have extensive experience in commercial lending, investment banking, accounting, real estate and private equity investing. Services provided by CEFA and its affiliates include advisory, acquisition, development, lease and loan servicing, asset and portfolio management, disposition, client services, capital raising, finance and administrative servicing. CEFA’s principal business address is 450 South Orange Ave., Orlando, Florida 32801.

C.	RIG

RIG serves as the sub-adviser to the Company. RIG is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. RIG is one of the largest and most experienced private equity firms focused on the energy and power industry. It is headquartered in New York with additional offices in Houston, London and Mexico City, and has a team of approximately 66 corporate professionals, 45 of which are members of the investment team. RIG has significant experience advising and lending to energy companies.

RIG is wholly owned by Riverstone, which was founded by Pierre F. Lapeyre, Jr. and David M. Leuschen. Since its inception in 2000, Riverstone has raised over $27 billion of capital across seven prior private equity funds and their co-investment vehicles, as well as one publicly-listed vehicle, investing across all sectors of the energy industry, on a global basis. Over the last ten years, Riverstone believes it has raised more capital and distributed more capital than any other global energy focused private equity firm. In total, the combined market capitalization of Riverstone’s investments would equate to the fifth largest energy company worldwide at more than $150 billion as of December 31, 2014.

III.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1. Mechanics of the Co-Investment Program

As previously described, CEFA serves as the Company’s investment adviser and will also serve as the Company’s administrator. CEFA or a CEFA Affiliated Adviser will serve as the investment adviser and administrator to any Future Regulated Entities. RIG serves as the Company’s sub-adviser and RIG or a RIG Affiliated Adviser will serve in the same capacity to any Future Regulated Entities. CEFA is responsible for the overall management of the Company’s activities, consistent with its fiduciary duties. RIG is responsible for the day-to-day management of the Company’s investment portfolios, consistent with its fiduciary duties.

CEFA provides its investment advisory services under an investment advisory agreement with the Company, and provides its additional administrative services under an administrative services agreement with the Company. RIG provides its investment advisory services to the Company under an investment sub-advisory agreement between CEFA and RIG (as may be amended from time to time, the “Sub-Advisory Agreement”). Importantly, the relationship between CEFA and RIG is arm’s length, and RIG may withdraw on 120 days’ written notice.9

RIG or a RIG Affiliated Adviser will be responsible for the day-to-day management of a Regulated Entity’s investment portfolio. It is anticipated that RIG or another RIG Affiliated Adviser will periodically determine that certain investments RIG recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/or one or more Affiliated Investors. Such a determination may result in a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of RIG or a RIG Affiliated Adviser become aware of investment opportunities that may be appropriate for a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors. Following issuance of the requested Order, in such cases, the applicable Adviser(s) will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. For each such investment opportunity, the applicable Adviser(s) will independently analyze and evaluate the investment opportunity as to its appropriateness for each Regulated Entity taking into consideration the Regulated Entity’s Objectives and Strategies.10 If the applicable Adviser(s) determine that the opportunity is appropriate for one or more Regulated Entities, and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the applicable RIG Affiliated Adviser(s) will present the investment opportunity to CEFA for its investment committee’s approval, and then to the Independent Directors or directors/trustees of a Regulated

[9]	The Sub-Advisory Agreement may also be terminated by the Company through its board of directors/trustees or a vote of its shareholders in accordance with Section 15(a) of the 1940 Act.
[10]	“Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), and the Regulated Entity’s reports to shareholders.

Entity eligible to vote under Section 57(o) of the 1940 Act (together, with the Independent Directors, the “Eligible Directors”) prior to the actual investment by the Regulated Entity. As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors of such Regulated Entity (“Required Majority”).11

RIG has investment committees through which RIG will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for any Regulated Entity. In the case of a Potential Co-Investment Transaction, RIG would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a). We note that RIG, as a registered investment adviser, has a robust allocation process as part of its overall compliance policies and procedures. RIG’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each RIG client may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each RIG client would participate in investment opportunities fairly and equitably. We note that the Company has adopted its own allocation policies and procedures, and each Regulated Entity will adopt its own allocation policies and procedures, which incorporate RIG’s allocation policies and procedures. RIG would then notify CEFA of RIG’s recommended allocation for each Regulated Entity that would participate in the Potential Co-Investment Transaction. CEFA would present the Potential Co-Investment Transaction and RIG’s proposed allocation to CEFA’s investment committee for its approval. The CEFA investment committee would review RIG’s recommendation for each such Regulated Entity and would have the ability to ask questions of RIG and request additional information from RIG. If the CEFA investment committee approved the investment for such Regulated Entity, the investment and all relevant allocation information would then be presented to such Regulated Entity’s Board for its approval in accordance with the conditions of this Application. We believe the investment process between RIG and CEFA, prior to seeking approval from such Regulated Entity’s Board, is significant and provides for additional procedures and processes to ensure that each such Regulated Entity is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the conditions.

RIG and CEFA have implemented a robust allocation process to ensure that each Regulated Entity is treated fairly in respect of the allocation of Potential Co-Investment Transactions. CEFA and each Regulated Entity’s Board will be provided with all relevant information regarding RIG’s proposed allocations to such Regulated Entity and Affiliated Investors, as contemplated by the conditions hereof. With respect to Affiliated Investors that are relying on the Order for which a RIG Affiliated Adviser serves as investment adviser, RIG and each RIG Affiliated Adviser are subject to the same robust allocation process. As required by condition 1, the applicable Adviser(s) will make an independent determination of the appropriateness of the investment for a Regulated Entity. Therefore, we believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to Affiliated Investors for which a RIG Affiliated Adviser serves as investment adviser.

[11]	In the case of a Regulated Entity that is a registered closed-end fund, the directors or trustees that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with such Regulated Entity’s then current Objectives and Strategies, but (2) were not made available to such Regulated Entity. This record will include an explanation of why such investment opportunities were not offered to the Regulated Entity. Presently, RIG’s allocation procedures prohibit the Company from participating in Potential Co-Investment Transactions. If the relief sought by this Application is granted, RIG will amend its allocation procedures to allow any Regulated Entity to invest in Potential Co-Investment Transactions in accordance with the conditions hereof. RIG’s allocation process is capable of tracking all of the information required by condition 4, which will be presented to CEFA and the applicable Regulated Entity’s Board on a regular basis.

With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and each Regulated Entity in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) each Regulated Entity’s Board has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Regulated Entity’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Each Regulated Entity’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to any other Regulated Entity and any other Affiliated Investor.

2. Reasons for Co-Investing

It is expected that co-investment in portfolio companies by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity. The Advisers and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors and that such investments would be consistent with the Regulated Entity’s Objectives and Strategies.

The Co-Investment Program will be effected for a Regulated Entity only if it is approved by the Required Majority of such Regulated Entity on the basis that it would not be disadvantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A BDC or closed-end fund that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, such a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer. In such cases, the issuer is likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable a Regulated Entity to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entity. Indeed, a Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity’s shareholders. For example, a Regulated Entity may lose some investment opportunities if the Advisers cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Advisers due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which each Regulated Entity’s individual or aggregate investment limits require the Advisers to arrange a syndicated financing with unaffiliated entities, a Regulated Entity will likely be required to forego fewer suitable investment opportunities. With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entity.

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Regulated Entity and allow the Regulated Entity to be more selective in choosing its investments so that the Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entity and its portfolio companies, all of which should create enhanced value for the Regulated Entity and its shareholders.

The Advisers and the Board of each Regulated Entity also believe that co-investment by a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors will afford the Regulated Entity the ability to achieve greater diversification and, together with the other Regulated Entities and the Affiliated Investors, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Affiliated Investors co-invest.

B.	Applicable Law

1. Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).12 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the BDC (or controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC

[12]	See Section 57(i) of the 1940 Act.

(except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser. Thus, RIG and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because other RIG Affiliated Advisers are “affiliated persons” of RIG, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program. Finally, because Riverstone Proprietary Accounts could be “affiliated persons” of RIG, such future accounts could be deemed to be persons related to the Company (or a company controlled by the Company) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d) and 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years including precedents involving a sub-adviser.13 Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[13]	See, e.g., Eagle Point Credit Company Inc., et al. (File No. 814-14330), Release No. IC-31507 (Mar. 17, 2015) (order), Release No. IC-31457 (Feb. 18, 2015) (notice); Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al., (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al. (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Fifth Street Finance Corp., et al. (File No. 812-14132), Release No. IC-31247 (Sept. 9, 2014) (order), Release No. IC-31212 (Aug. 14, 2014) (notice); Solar Capital Ltd., et al. (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014); WhiteHorse Finance, Inc., et al. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order), Release No. IC- 31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134), Release No. IC-31015 (Apr. 15, 2014) (order), Release No. IC-30985 (Mar. 19, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or Follow-On Investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Entity will also be an attractive investment opportunity for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Regulated Entity or the Affiliated Investors as opportunities arise. For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by RIG to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the ratio of each Regulated Entity’s Available Capital14 for investment in the asset class being allocated and the Affiliated Investors’ Available Capital for investment in the asset class being allocated to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. Each Regulated Entity would have the ability to engage in follow-on investments in a fair manner consistent with the protections of the other conditions. Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including CEFA or RIG. Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

[14]	“Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time a RIG Affiliated Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity’s then-current Objectives and Strategies, each Adviser to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2. a. If each Adviser to a Regulated Entity deems participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Advisers will then determine an appropriate level of investment for such Regulated Entity.

b. If the aggregate amount recommended by the Advisers to a Regulated Entity to be invested in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Advisers to a Regulated Entity will provide the Eligible Directors of a Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c. After making the determinations required in conditions 1 and 2(a) above, the Advisers to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Directors for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities’ and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority of the Eligible Directors concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(a) the interests of the Regulated Entity’s shareholders; and

(b) the Regulated Entity’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity is not on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if another Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority of the Eligible Directors from reaching the conclusions required by this condition 2(c)(iii), if:

(a) the Eligible Directors will have the right to ratify the selection of such director, board observer or participant, if any; and

(b) the Advisers to the Regulated Entity agree to, and do, provide periodic reports to the Regulated Entity’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(c) any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Entity will not benefit the Advisers to the Regulated Entity, any other Regulated Entity or the Affiliated Investors or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(c).

3. Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Advisers to the Regulated Entity will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,15 a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

[15]	This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Investor. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7. a. If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the applicable Adviser(s) will:

(i) notify each Regulated Entity of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by the Regulated Entity in the disposition.

b. Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c. A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity’s Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Regulated Entity’s Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Advisers to the Regulated Entity will provide their written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d. Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8. a. If any Regulated Entity or Affiliated Investor desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the applicable Adviser(s) will:

(i) notify the Regulated Entity of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Regulated Entity.

b. A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Regulated Entity’s Board has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Advisers to the Regulated Entity will provide their written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that the Required Majority determines that it is in such Regulated Entity’s best interests.

c. If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Entities’ and the Affiliated Investors’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to a Regulated Entity to be invested by the Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d. The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9. Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority of the Eligible Directors under Section 57(f).

10. The Eligible Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Eligible Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Eligible Directors will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

11. No Eligible Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the applicable Adviser(s) under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)16 received in connection with a Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participants based on the amount they invest in the Co-Investment Transaction. None of the other Regulated Entities, Affiliated Investors, the applicable Adviser(s) nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Regulated Entities’ and the Affiliated Investors’ investment advisory agreements).

14. The Riverstone Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Company and the other Affiliated Investors is less than the total investment opportunity.

15. The applicable Adviser(s) and the RIG Affiliated Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of RIG and CEFA will be notified of all Potential Co-Investment Transactions that fall within such Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

IV.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Kirk Montgomery, Esq. General Counsel CNL Energy Fund Advisors, LLC 450 S. Orange Avenue Orlando, FL 32801 Telephone: (866) 745-3797	Steve Coats, Esq. General Counsel Riverstone Investment Group LLC 712 Fifth Avenue, 36th Floor New York, NY 10019 Telephone: (212) 993-0092

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Kenneth E. Young, Esq. William J. Bielefeld, Esq. Dechert LLP Cira Centre, 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988 (202) 261-3386	Rajib Chanda, Esq. Simpson Thacher & Bartlett LLP 1155 F St. NW Washington, DC 20004 (202) 636-5543

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board pursuant to resolutions duly adopted by the Board by unanimous written consent on June 4, 2015 (attached hereto as Exhibit A).

In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Company) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed below; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken:

CNL Energy Fund Advisors, LLC

Riverstone Investment Group LLC

Riverstone Holdings LLC

Riverstone International, Limited

REL Coinvestment, L.P.

Riverstone Energy Co-Investment VI, L.P.

Riverstone Credit Partners - Direct, L.P.

Riverstone Credit Partners Co-Investment, L.P.

Riverstone Credit Partners, L.P.

Applicants have caused this Application to be duly signed on their behalf on the 10th day of June, 2015.

CNL ENERGY TOTAL RETURN FUND

By:	/s/ Tracy G. Schmidt
Name:	Tracy G. Schmidt
Title:	Chief Executive Officer

CNL ENERGY FUND ADVISORS, LLC

By:	/s/ Susan L. Terenzio
Name:	Susan L. Terenzio
Title:	Chief Compliance Officer and Secretary

RIVERSTONE INVESTMENT GROUP LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

RIVERSTONE HOLDINGS LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

RIVERSTONE INTERNATIONAL, LIMITED

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

REL COINVESTMENT, L.P. RIVERSTONE ENERGY CO-INVESTMENT VI, L.P. RIVERSTONE CREDIT PARTNERS - DIRECT, L.P. RIVERSTONE CREDIT PARTNERS CO-INVESTMENT, L.P. RIVERSTONE CREDIT PARTNERS, L.P.

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Energy Total Return Fund, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL ENERGY TOTAL RETURN FUND

By:	/s/ Tracy G. Schmidt
Name:	Tracy G. Schmidt
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CNL Energy Fund Advisors, LLC, that she is the Chief Compliance Officer and Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CNL ENERGY FUND ADVISORS, LLC

By:	/s/ Susan L. Terenzio
Name:	Susan L. Terenzio
Title:	Chief Compliance Officer and Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Riverstone Investment Group LLC, that he is authorized to execute this statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RIVERSTONE INVESTMENT GROUP LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Riverstone Holdings LLC, that he is authorized to execute this statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RIVERSTONE HOLDINGS LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Riverstone International, Limited, that he is authorized to execute this statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RIVERSTONE INTERNATIONAL, LIMITED

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of REL Coinvestment, L.P., Riverstone Energy Co-Investment VI, L.P., Riverstone Credit Partners – Direct, L.P., Riverstone Credit Partners Co-Investment, L.P. and Riverstone Credit Partners, L.P., that that he is authorized to execute this statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

REL COINVESTMENT, L.P. RIVERSTONE ENERGY CO-INVESTMENT VI, L.P. RIVERSTONE CREDIT PARTNERS - DIRECT, L.P. RIVERSTONE CREDIT PARTNERS CO-INVESTMENT, L.P. RIVERSTONE CREDIT PARTNERS, L.P.

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

SCHEDULE A

Riverstone Affiliated Advisers

Riverstone International, Limited

Existing Affiliated Investors

REL Coinvestment, L.P.

Riverstone Energy Co-Investment VI, L.P.

Riverstone Credit Partners - Direct, L.P.

Riverstone Credit Partners Co-Investment, L.P.

Riverstone Credit Partners, L.P.

Schedule A-1

EXHIBIT A

Unanimous Written Consent of the Board of Trustees of

CNL Energy Total Return Fund

THE UNDERSIGNED, being the members of the board of trustees (“Trustees” or the “Board”) of CNL Energy Total Return Fund, a Delaware statutory trust (the “Fund”), acting by unanimous written consent in accordance with Section 3806(g)(l) of the Delaware Statutory Trust Act, hereby adopt the following preamble and resolutions without a meeting, with full force and effect as if adopted by the unanimous affirmative vote of the Board at a meeting duly called and constituted, to be effective as of the date indicated herein.

WHEREAS, the Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an order under Section 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections17(d) and 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that each officer (each, an “Officer”) of the Fund is, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the 1940 Act, or any other applicable federal or state securities law, as such Officer or Officers deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that each Officer is, and each of them hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Officer or Officers shall deem necessary or desirable in order for the Fund to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that each Officer is, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements

Exhibit A-1

and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Exhibit A-2